Exhibit 99.6

Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release
Second quarter 2008 operations review
16 July 2008
Commenting on the second quarter’s production results, chief executive Tom Albanese said: “These strong results show that we are continuing to expand to meet rapid demand growth in the developing world. We have set quarterly production records for iron ore, mined copper and alumina, thanks to increasing investment in growth projects and a management commitment to deliver more tonnes faster, while maintaining our focus on safety and costs.
“The integration of Alcan is proceeding to plan and the business continues to perform well. I am particularly pleased to see how swiftly our Australian coal operations recovered from the first quarter floods.
“Chinese GDP is continuing to grow at around ten per cent per annum, demand is strong while supply remains constrained. Fundamentals, not financial speculation, are driving the record prices we are realising across aluminium, copper, iron ore and coal and we see the same trends continuing into the future.”
•	Record quarterly global production of iron ore, up 13 per cent on the second quarter of 2007, recovering some of the shortfall from the cyclones in the first quarter.

•	Record quarterly iron ore production of 48 million tonnes in Australia, up 14 per cent (on a 100 per cent basis) compared with the second quarter of 2007, as the iron ore operations continue to expand their capacity.

•	Weighted average iron ore price increase of 85.7 per cent negotiated with Asian customers for 2008 contract shipments from the Pilbara.

•	Record quarterly mined copper production (for existing operations), up 15 per cent on the corresponding quarter of 2007.

•	Rio Tinto Alcan continues to perform well with bauxite production up 100 per cent, alumina up by 231 per cent and aluminium up by 374 per cent, compared with the second quarter of 2007, reflecting the acquisition of Alcan in the fourth quarter of 2007. On a proforma basis the respective increases for bauxite, alumina and aluminium were 11 per cent, nine per cent and one per cent.

•	The Sohar aluminium smelter in Oman began operating in June, on time and on budget, with first hot metal produced during the same month.

•	Australian thermal and coking coal production were up by 15 per cent and 25 per cent on the second quarter of 2007, recovering well from the heavy rainfall experienced in the first quarter.

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•	Strong performance from the minerals businesses with borates production up 18 per cent and titanium dioxide feedstocks ten per cent higher than the second quarter of 2007.

•	Agreement signed to sell the Kintyre uranium property in Western Australia for $495 million, as part of the Group’s overall $15 billion divestment target.
All currency figures in this report are US dollars, and comments refer to Rio Tinto’s share, unless otherwise stated
IRON ORE
Rio Tinto share of production (000 tonnes)

	Q2 08	vs Q2 07	vs Q1 08	H1 08	vs H1 07
Hamersley	29,994	+7%	+11%	57,011	+10%
Hope Downs	1,732	n/a	+222%	2,270	n/a
Robe River	7,212	+4%	+0%	14,401	+8%
IOC (pellets and concentrate)	2,402	+39%	+13%	4,521	+44%
Pilbara operations
Rio Tinto negotiated record benchmark pricing levels for its iron ore production in 2008. Agreement was reached with major customers for a 96.5 per cent increase for lump ore and 79.88 per cent for fines for the 2008 contract year, representing an 85.7 per cent weighted average increase.
The split of production (based on 2007 production figures) is approximately as follows:

	Fines	Lump
Hamersley (including Yandicoogina)	70%	30%
Robe River (including Mesa J)	80%	20%
During the second quarter Rio Tinto continued to sell iron ore into the spot market, and remains on track to meet its total spot sales target of up to 15 million tonnes for 2008 (two thirds 100 per cent owned operations, one third joint venture operations).
The Pilbara operations achieved record quarterly production, up 14 per cent on the corresponding quarter of 2007 (on a 100 per cent basis), following the ramp up of the Yandicoogina capacity expansion to 52 million tonnes per annum and the Hope Downs development (50 per cent owned by Rio Tinto). Hope Downs produced 3.5 million tonnes during the quarter as it continued to ramp up towards its 30 million tonnes per annum total capacity targeted for early 2009.
These records were achieved despite the significant gas outage caused by a major fire in June at Apache’s processing plant, which provided two thirds of Rio Tinto’s gas supply in the Pilbara. To date, Rio Tinto has mitigated the effect through reordering maintenance, arranging alternative suppliers and the use of higher priced diesel generation. Energy conservation was also prioritised to prevent a significant impact on shipped tonnage. Full return to gas supply is not expected for up to six months, hence management will continued to monitor the situation closely.
Expansion projects remain on schedule and on budget despite challenges posed by the Apache outage and weather conditions, in particular disruptions to the Cape Lambert wharf extension caused by cyclone-related ocean swell in the first quarter. Hope Downs South and Mesa A progressed well and the Brockman 4 development is expected to accelerate in the second half of 2008.

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A number of significant capital projects were approved during the quarter, associated with the major expansion to a total capacity of 320 million tonnes per annum. An investment of $371 million (Rio Tinto share $350 million) will be made to automate the railway, which will lead to driverless trains operating on most of Rio Tinto’s rail network across the Pilbara. The early acquisition of critical infrastructure for the expansion, and funds for the advanced studies of a new mine on the Western Turner Syncline deposit, were approved as part of a $667 million package (Rio Tinto share $492 million). An investment of $503 million (Rio Tinto share $397 million) will be made in a replacement power station for port and mine operations, which will significantly reduce emissions.
HIsmelt
The second quarter saw some significant improvements and milestones as the ramp up of the HIsmelt commercial plant continued. Following extensive maintenance in the first quarter, operational stability improved and record levels of hot metal production were achieved during the period.
Iron Ore Company of Canada
Pellet and concentrate production at the Iron Ore Company of Canada continued to be strong, reflecting ongoing debottlenecking efforts at the plant, as well as the absence of the labour stoppages of 2007.
ALUMINIUM
Rio Tinto share of production (000 tonnes)

	Q2 08	vs Q2 07	vs Q1 08	H1 08	vs H1 07
Rio Tinto Alcan
Bauxite	8,567	+100%	-2%	17,324	+103%
Alumina	2,266	+231%	+2%	4,486	+233%
Aluminium	1,014	+374%	-1%	2,039	+380%

		Q2 08 vs		H108 vs
	Q2 07	Q2 07	H1 07	H1 07
Rio Tinto Alcan	proforma[1]	proforma[1]	proforma[1]	proforma[1]
Bauxite	7,713	+11%	15,063	+15%
Alumina	2,078	+9%	4,095	+10%
Aluminium	1,0082	+1%[2]	2,012[2]	+1%[2]

[1]	Includes Alcan data from 1 January 2007.

[2]	Excludes Vlissingen (Netherlands,) which was divested in the first half of 2007 and Lannemezan (France) which was closed in the first quarter of 2008.
Half year production records were set across the board in the aluminium product group, following the acquisition of Alcan. Second quarter production of bauxite, alumina and aluminium increased sharply compared with the same quarter of 2007, reflecting the Alcan acquisition. Rio Tinto acquired the operating assets of Alcan with effect from 24 October 2007 and its production is included from that date. Proforma Rio Tinto Alcan production data for 2007 was published on 12 March 2008 and can be found on the Rio Tinto website.
Bauxite
Second quarter bauxite production was 100 per cent higher than the second quarter of 2007 and 11 per cent higher on a proforma basis. Second quarter bauxite production at Weipa was 14 per cent above the same quarter of 2007, reflecting increased capacity following the commissioning of the second shiploader.
During the quarter, Rio Tinto announced the approval of a $30 million feasibility study to develop a new bauxite operation to the south of the existing Weipa bauxite mine and port. With the approval of the new operation, Weipa’s total bauxite production would increase from 18 million tonnes in 2007 to 35 million tonnes per annum.

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Alumina
Second quarter alumina production was 231 per cent higher than the second quarter of 2007 and nine per cent higher on a proforma basis.
Expansion work on the Yarwun alumina refinery is progressing on budget and on track for its first shipment of alumina in the second half of 2010, with projected completion in the second half of 2011. Ramp up of production is expected to take 12 months following completion. The $1.8 billion project, announced in July 2007, will increase annual capacity from 1.4 million tonnes to 3.4 million tonnes by 2011.
The 1.8 million tonne per annum expansion of the Gove refinery is being commissioned and the ramp up continues, with 2.6 million tonnes expected to be produced in 2008. The target operating rate of between 3.4 million tonnes and 3.8 million tonnes per annum is expected to be achieved by the end of 2009.
Aluminium
Second quarter aluminium production was 374 per cent higher than the second quarter of 2007 and level on a proforma basis. During the quarter, Rio Tinto announced production cutbacks at its Tiwai Point smelter in New Zealand of up to 10%, due to low rainfall, reducing monthly output by 2,900 tonnes. This situation is expected to continue into the third quarter of 2008. In June a localised fire at the Anglesey smelter in Wales resulted in a loss of power across the smelter which is currently operating at reduced capacity. The shortfall from the above two incidents was offset by capacity creep at many of the Group’s other smelters, notably in Canada.
The Sohar smelter in Oman began operating in June, on time and on budget, with first hot metal produced during the same month.
In April, Rio Tinto announced that it will proceed with an accelerated pre-feasibility study for an expansion of the Alma smelter in the Saguenay-Lac-Saint-Jean region of Quebec. The potential expansion would add approximately 170,000 tonnes to the current Alma smelter production of slightly more than 400,000 tonnes.
COPPER
Rio Tinto share of production

	Q2 08	vs Q2 07	vs Q1 08	H1 08	vs H1 07
Kennecott Utah Copper
Mined copper (000 tonnes)	60.2	+8%	+35%	104.9	-4%
Refined copper (000 tonnes)	49.3	-27%	-5%	101.4	-26%
Molybdenum (000 tonnes)	2.2	-41%	-35%	5.7	-33%
Mined gold (000 ozs)	92	-24%	+34%	161	-29%
Refined gold (000 ozs)	73	-50%	-9%	154	-41%
Escondida
Mined copper (000 tonnes)	128.1	+22%	+9%	245.3	+13%
Refined copper (000 tonnes)	21.0	+7%	+34%	36.8	-7%
Grasberg JV
Mined copper (000 tonnes)	7.1	+27%	+10%	13.6	+19%
Mined gold (000 ozs)	0	-100%	n/a	0	-100%
Kennecott Utah Copper
Copper grades recovered in the second quarter leading to higher mined production compared with both the previous quarter and the corresponding quarter of 2007. Changes in the mining sequence resulted in lower gold and molybdenum grades and production compared with the same quarter of 2007.

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Copper grades at Bingham Canyon are expected to return to higher levels (comparable to 2006) during the second half. It takes two to three months for higher grade ore to report through to refined production. Molybdenum production in 2008 is expected to be approximately 20 per cent below the 2007 level following a decline in grades and recoveries. Molybdenum recovery is expected to improve through the second half of 2008 as operation of the new flotation cells is optimised.
Production decreases at the smelter and refinery from 2007 to 2008 are the consequence of lower head grades and lower concentrate production in the first quarter of 2008. A 26 day refinery shutdown is scheduled for July 2008 and an 11 day smelter maintenance shutdown is scheduled for August 2008.
In June Rio Tinto approved a $270 million investment in the construction of a new Molybdenum Autoclave Process (MAP) facility. The MAP facility is scheduled to begin operating in the third quarter of 2010 with full production estimated to be reached during 2011. It will enable 21,500 additional tonnes of molybdenum to be recovered over the current mine life to 2020. Studies are under way to extend the mine life of the Bingham Canyon mine to 2036.
Escondida
Mined copper for the quarter improved by 22 per cent compared with the corresponding period of 2007, attributable to higher volumes of leachate material. Production at Escondida has been impacted by haul truck and shovel maintenance and availability issues.
Grasberg
Copper grades improved at Grasberg from the previous quarter but low gold grades reduced Rio Tinto’s share of gold production to nil in the second quarter of 2008. Mining is expected to transition to a higher grade section of the Grasberg open pit in the second half of 2008.
Other operations
Lower copper and gold production at Northparkes was due to the treatment of lower grade stockpile material sourced from the open cut. Grade is expected to increase as the underground production from E26 Lift 2 North ramps up to full production, displacing the lower grade open cut material. Northparkes production for 2008 is expected to be more than 40 per cent below 2007. Mined copper production at Palabora increased by close to 50 per cent compared with the same quarter of 2007, attributable to increased recovery rates from reprocessed secondary material.
Provisional pricing
At the end of the quarter the Group had 273 million pounds of copper sales that were provisionally priced at US 389 cents per pound. The final price of these sales will be determined during the second half of 2008. This compared with 270 million pounds of open shipments at 31 December 2007 provisionally priced at US 304 cents per pound.
DIAMONDS
Rio Tinto share of production (000 carats)

	Q2 08	vs Q2 07	vs Q1 08	H1 08	vs H1 07
Argyle	2,992	-32%	+38%	5,164	-35%
Diavik	1,513	-23%	+41%	2,584	-27%

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Argyle’s production in the second quarter improved from the previous quarter but was 32 per cent below the corresponding quarter of 2007. Access to the high grade areas of the pit, which had been restricted due to geotechnical issues and wet weather earlier in the year, was re-established midway through the quarter resulting in improved feed grade and higher throughput. Variability in feed grades and production rates will continue as the open pit approaches the end of its life and the mine transitions to an underground operation.
Second quarter production at Diavik recovered substantially from the first quarter but was 23 per cent below the same quarter of 2007, primarily as a result of lower grades encountered in the A154S pipe. Also contributing to lower recovered grade was the commencement of processing of ore from the top of the A418 pipe.
During the quarter, Rio Tinto approved the Diavik small diamonds project at a capital cost of $50 million (Rio Tinto share $30 million). The project comprises additions and modifications to the ore processing plant to recover very small diamonds, reflecting good market demand for this product. The first recovery of small diamonds is expected to take place towards the end of 2009.
ENERGY
US thermal coal
Rio Tinto share of production (000 tonnes)

	Q2 08	vs Q2 07	vs Q1 08	H1 08	vs H1 07
Rio Tinto Energy America	30,947	+2%	+1%	61,578	+1%
Second quarter production was consistent with the preceding quarters. Increased production from the successful ramp up of the overland conveyor at Jacobs Ranch was offset by the effects of rail delays following severe flooding of the railway tracks in the Mid West.
Australian coal
Rio Tinto share of production (000 tonnes)

	Q2 08	vs Q2 07	vs Q1 08	H1 08	vs H1 07
Rio Tinto Coal Australia
Hard coking coal	2,038	+25%	+95%	3,082	+0%
Other coal	5,542	+15%	+2%	10,990	+8%
Hard coking coal production from the Queensland coal operations recovered significantly from the regional flooding during the first quarter.
In the Hunter Valley, production of semi soft coal increased to take advantage of stronger prices. Vessel queues in New South Wales have reduced allowing production to be in line with allocations.
An investment programme by the owners and operators of the coal ports at Newcastle and Dalrymple Bay on the eastern seaboard of Australia is expected to modestly increase capacity in the second half of 2008 and into 2009, followed by a major expansion of coal shipping capacity at Newcastle in 2010.
Uranium
Rio Tinto share of production (000 lbs)

	Q2 08	vs Q2 07	vs Q1 08	H1 08	vs H1 07
Energy Resources of
Australia	1,643	-26%	-18%	3,654	-2%
Rössing	1,505	+55%	+13%	2,841	+26%

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Second quarter 2008 production at ERA’s Ranger mine was 26 per cent lower than the comparative quarter of 2007. Heavy rains were experienced in 2007, preventing access to higher grade ore and ERA subsequently entered the 2008 wet season with lower than normal high grade stockpiles.
Higher grades at Rössing led to a 55 per cent improvement in production in the second quarter of 2008 compared with the same quarter of 2007, when a stripping campaign was being carried out.
MINERALS
Rio Tinto share of production (000 tonnes)

	Q2 08	vs Q2 07	vs Q1 08	H1 08	vs H1 07
Borates	171	+18%	+12%	324	+18%
Titanium dioxide	405	+10%	+14%	761	+6%
Second quarter borates production rose by 18 per cent compared with the same quarter of 2007, with strong demand in Asia Pacific and Europe driving the processing plants to maximum capacity.
Titanium dioxide feedstock production increased during the quarter at both RBM and QIT.
EXPLORATION AND EVALUATION
Pre-tax expenditure on exploration and evaluation charged to the profit and loss account in the first half of 2008 was $401 million compared with $194 million in same period of 2007 with most of the increase attributable to the advanced evaluation studies on major growth projects. Pre-feasibility or feasibility work progressed on a number of these projects including Resolution (copper/gold, US), La Granja (copper, Peru), Potasio Rio Colorado (potash, Argentina), Simandou (iron ore, Guinea) and several Pilbara iron ore deposits.
The Sulawesi nickel laterite deposit in Indonesia (162Mt of resources at 1.62% Ni and 0.08% Co, refer to Rio Tinto press release on 28 May 2008) was declared a discovery and handed over to the Rio Tinto copper group.
High priority targets have been identified within the broader Lakeview nickel copper project in Minnesota. Initial drilling has identified significant disseminated sulphide mineralisation. The final hole of the winter programme returned 138m @ 1.6% Ni, 1.1% Cu including 28m @ 3.6% Ni, 2% Cu (refer to Rio Tinto Value & Growth seminar on 29 May 2008). An Order of Magnitude Study has been established for the project.
In June Rio Tinto announced that it had lodged mining lease applications for its Bunder diamond project in India, a vital step in the development of what could be the first world class diamond mine in India. It also announced the exploration target for diamond mineralisation at the Bunder project of 40 to 70 million tonnes at a grade of between 0.3 and 0.7 carats per tonne (refer to Rio Tinto press release on 23 June 2008).
The Serbian jadar lithium borates project Order of Magnitude study increased momentum during the quarter. The targeted mineralisation for the project was released showing a target of 80 -100 Mt @ 1.8-2.2% Li2O, 13.5 — 16.5% B2O3 (refer to Rio Tinto Value & Growth seminar on 29 May 2008) from the lower mineralised zone.
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A summary of activity for the period is as follows:

Product Group	Advanced projects	Greenfield programmes
Aluminium		Brazil, Colombia, Australia

Copper & Diamonds	Sulawesi nickel, Indonesia: Project handed over to copper group Lakeview nickel-copper,	Chile: Ongoing field work on CODELCO JV Copper and nickel programmes continued in:
	US: Ore grade width intercept. Bunder diamonds, India: Exploration target released.	Russia (Rio Nor JV), Kazakhstan, US, Mexico, Peru, Argentina, southern and central Africa; Diamond programmes continued in: India, Canada, Russia and Mauritania

Energy & Minerals	Altai Nuur coal, Mongolia: Order of magnitude initiated Landazuri coal, Colombia: Coal measures intersected in drilling Chilubane and Mutamba ilmenite Mozambique:	Colombia, Canada, US, southern Africa, Argentina, Russia and Mongolia (coal) Australia, Canada, Turkey, Serbia (industrial minerals) Zambia (uranium)
Jadar lithium borates, Serbia: Order of magnitude studies continued

Iron Ore	Pilbara, Australia: delineation drilling continued at several advanced prospects	Brazil, Argentina, Guinea and Gabon
Mine-lease exploration continued at a number of Rio Tinto businesses including Kennecott Utah Copper, Northparkes, Rössing, Argyle, Diavik and Rio Tinto Iron Ore in Australia.
DIVESTMENTS
Divestments continue on track and Rio Tinto remains committed to its $10 billion target for 2008.
In March 2008 Rio Tinto completed the sale of its 40 per cent interest in the Cortez gold mine in Nevada for $1.695 billion
In April 2008 Rio Tinto completed the sale of its 70.3 per cent interest in the Greens Creek silver, lead and zinc mine in Alaska to an affiliate of Hecla Mining Company, giving Hecla 100 per cent ownership. The sale price included cash consideration of $700 million and $50 million in Hecla stock.
On 10 July 2008, Rio Tinto announced that it had signed an agreement to sell the Kintyre uranium project located in Western Australia to a joint venture comprising Cameco Corporation and Mitsubishi Development Pty Ltd for $495 million.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed public company, and Rio Tinto Limited, which is a public company listed on the Australian Securities Exchange.
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Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Forward-Looking Statements
This announcement includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the "SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.
Subject to the requirements of the Takeover Code, none of Rio Tinto, any of its officers or any person named in this announcement with their consent or any person involved in the preparation of this announcement makes any representation or warranty (either express or implied) or gives any assurance that the implied values, anticipated results, performance or achievements expressed or implied in forward-looking statements contained in this announcement will be achieved.
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For further information, please contact:
Media Relations, Australia
Amanda Buckley
Office: +61 (0) 3 9283 3627
Mobile: +61 (0) 419 801 349
Ian Head
Office: +61 (0) 3 9283 3620
Mobile: +61 (0) 408 360 101
Media Relations, Americas
Nancy Ives
Mobile: +1 619 540 3751
Investor Relations, Australia
Dave Skinner
Office: +61 (0) 3 9283 3628
Mobile: +61 (0) 408 335 309

Simon Ellinor
Office: +61 (0) 7 3867 1068
Mobile: +61 (0) 439 102 811
Investor Relations, North America
Jason Combes
Office: +1 (0) 801 685 4535
Mobile: +1 (0) 801 558 2645
Media Relations, London
Christina Mills
Office: +44 (0) 20 7781 1154
Mobile: +44 (0) 7825 275 605
Nick Cobban
Office: +44 (0) 20 7781 1138
Mobile: +44 (0) 7920 041 003
Investor Relations, London
Nigel Jones
Office: +44 (0) 20 7781 2049
Mobile: +44 (0) 7917 227365

David Ovington
Office: +44 (0) 20 7781 2051
Mobile: +44 (0) 7920 010 978
Email: questions@riotinto.com
Website: www.riotinto.com
High resolution photographs available at: www.newscast.co.uk

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Rio Tinto production summary
Rio Tinto share of production

			QUARTER			HALF YEAR		% CHANGE
								Q2 08	Q2 08	H1 08
			2007	2008	2008	2007	2008	vs	vs	vs
			Q2	Q1	Q2	H1	H1	Q2 07	Q1 08	H1 07
Principal Commodities
Alumina	(‘000 t	)	685	2,220	2,266	1,346	4,486	231%	2%	233%
Aluminium	(‘000 t	)	214	1,025	1,014	425	2,039	374%	-1%	380%
Bauxite	(‘000 t	)	4,278	8,757	8,567	8,550	17,324	100%	-2%	103%
Borates	(‘000 t	)	145	153	171	274	324	18%	12%	18%
Coal — hard coking coal	(‘000 t	)	1,633	1,043	2,038	3,071	3,082	25%	95%	0%
Coal — other Australian	(‘000 t	)	4,830	5,449	5,542	10,135	10,990	15%	2%	8%
Coal — US	(‘000 t	)	30,318	30,632	30,947	60,675	61,578	2%	1%	1%
Copper — mined	(‘000 t	)	186.5	185.2	214.9	384.6	400.1	15%	16%	4%
Copper — refined	(‘000 t	)	100.7	78.3	82.8	202.3	161.1	-18%	6%	-20%
Diamonds	(‘000 cts)		6,413	3,296	4,557	11,446	7,853	-29%	38%	-31%
Iron ore	(‘000 t	)	37,117	37,371	41,860	69,361	79,231	13%	12%	14%
Titanium dioxide feedstock	(‘000 t	)	367	356	405	718	761	10%	14%	6%
Uranium	(‘000 lbs)		3,207	3,346	3,149	6,006	6,495	-2%	-6%	8%

Other Metals & Minerals
Gold — mined	(‘000 ozs)		255	93	114	476	207	-55%	23%	-57%
Gold — refined	(‘000 ozs)		147	81	73	262	154	-50%	-9%	-41%
Molybdenum	(‘000 t	)	3.8	3.4	2.2	8.5	5.7	-41%	-35%	-33%
Pig Iron	(‘000 t	)	0	11	41	13	52	n/a	282%	307%
Salt	(‘000 t	)	958	1,257	1,276	2,075	2,534	33%	1%	22%
Silver — mined	(‘000 ozs)		1,853	1,184	1,477	3,459	2,661	-20%	25%	-23%
Silver — refined	(‘000 ozs)		1,014	929	903	1,884	1,831	-11%	-3%	-3%
Talc	(‘000 t	)	326	342	337	679	679	3%	-1%	0%
Throughout this report, figures in italics indicate adjustments made since the figure was previously quoted on the equivalent page. Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the half year figures.

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Rio Tinto share of production

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2007	2007	2007	2008	2008	2007	2008

ALUMINA

Production (‘000 tonnes)
Gardanne (a)	100%	—	—	21	21	5	—	26
Gove (a)	100%	—	—	405	554	589	—	1,143
Jonquiere (a)	100%	—	—	252	327	327	—	655
Queensland Alumina (a) (b)	80%	362	377	662	756	773	727	1,529
Sao Luis (Alumar) (a)	10%	—	—	29	38	39	—	77
Yarwun	100%	323	301	339	348	327	619	675
Speciality alumina plants (a)	100%	—	—	144	176	206	—	382

Rio Tinto total alumina production		685	679	1,853	2,220	2,266	1,346	4,486

ALUMINIUM (c)

Refined production (‘000 tonnes)
Australia — Bell Bay	100%	44	45	45	44	45	88	89
Australia — Boyne Island	59%	82	81	82	82	82	162	164
Australia — Tomago (a)	52%	—	—	50	66	67	—	133
Cameroon — Alucam (Edea) (a)	47%	—	—	9	9	10	—	19
Canada — seven wholly owned (a)	100%	—	—	270	360	356	—	716
Canada — Alouette (a)	40%	—	—	44	57	57	—	114
Canada — Becancour (a)	25%	—	—	20	25	26	—	51
China — Ningxia (Qingtongxia) (a)	50%	—	—	15	20	20	—	41
France — three wholly owned (a)	100%	—	—	80	102	98	—	200
Iceland — ISAL (Reykjavik) (a)	100%	—	—	35	46	46	—	93
New Zealand — Tiwai Point (a)	79%	69	70	70	69	65	138	134
Norway — SORAL (Husnes) (a)	50%	—	—	16	21	21	—	43
UK — two wholly owned (a)	100%	—	—	42	55	55	—	111
UK — Anglesey	51%	19	19	19	19	16	37	35
USA — Sebree (a)	100%	—	—	37	49	49	—	98

Rio Tinto total aluminium production		214	215	834	1,025	1,014	425	2,039

Continues	Page 13 of 29

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2007	2007	2007	2008	2008	2007	2008

BAUXITE
Production (‘000 tonnes)
Awaso (a) (d)	80%	—	—	173	164	128	—	292
Sangaredi (a)	(e)	—	—	1,248	1,770	1,511	—	3,281
Gove (a)	100%	—	—	985	1,327	1,529	—	2,856
Porto Trombetas (a)	12%	—	—	407	491	518	—	1,009
Weipa (f)	100%	4,278	4,676	4,984	5,005	4,881	8,550	9,886

Rio Tinto total bauxite production		4,278	4,676	7,797	8,757	8,567	8,550	17,324

BORATES

Production (‘000 tonnes B2O3 content)
Rio Tinto Minerals – borates	100%	145	134	151	153	171	274	324

COAL – HARD COKING

Rio Tinto Coal Australia (‘000 tonnes)
Hail Creek Coal	82%	1,032	864	1,090	663	1,429	2,156	2,092
Kestrel Coal	80%	601	700	454	380	609	915	990

Rio Tinto total hard coking coal production		1,633	1,564	1,544	1,043	2,038	3,071	3,082

COAL – OTHER *

Rio Tinto Coal Australia (‘000 tonnes)
Bengalla	30%	324	422	417	319	487	722	805
Blair Athol Coal	71%	1,580	1,374	1,023	1,808	1,719	3,248	3,527
Hunter Valley Operations	76%	1,818	1,774	2,047	2,139	2,201	3,822	4,340
Kestrel Coal	80%	271	261	145	110	197	423	308
Mount Thorley Operations	61%	252	396	625	432	284	749	716
Warkworth	42%	584	756	504	641	653	1,170	1,294

Total Australian other coal		4,830	4,983	4,760	5,449	5,542	10,135	10,990

Rio Tinto Energy America (‘000 tonnes)
Antelope	100%	7,682	7,601	8,292	7,958	7,951	15,374	15,909
Colowyo	(g)	1,342	1,280	1,232	1,001	1,045	2,566	2,045
Cordero Rojo	100%	9,034	8,622	9,996	9,200	8,077	18,094	17,276
Decker	50%	784	833	809	740	765	1,528	1,505
Jacobs Ranch	100%	8,478	8,750	8,801	7,904	9,255	17,015	17,159
Spring Creek	100%	2,999	3,938	4,254	3,829	3,855	6,099	7,684

Total US coal		30,318	31,024	33,384	30,632	30,947	60,675	61,578

Rio Tinto total other coal production		35,148	36,006	38,144	36,080	36,488	70,810	72,568

*	Coal — other includes thermal coal and semi-soft coking coal.

Continues	Page 14 of 29

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2007	2007	2007	2008	2008	2007	2008

COPPER

Mine production (‘000 tonnes) **
Bingham Canyon	100%	55.6	49.5	53.0	44.7	60.2	109.7	104.9
Escondida	30%	105.2	101.2	103.8	117.2	128.1	216.7	245.3
Grasberg — Joint Venture (h)	40%	5.6	7.5	9.4	6.5	7.1	11.4	13.6
Northparkes	80%	9.9	5.6	5.3	4.1	4.4	23.6	8.5
Palabora	58%	10.2	8.7	9.3	12.8	15.1	23.2	27.8

Rio Tinto total mine production		186.5	172.5	180.8	185.2	214.9	384.6	400.1

Refined production (‘000 tonnes)
Escondida	30%	19.7	16.1	15.8	15.7	21.0	39.6	36.8
Kennecott Utah Copper	100%	67.9	68.7	59.3	52.1	49.3	137.6	101.4
Palabora	58%	13.2	13.8	13.8	10.5	12.4	25.2	23.0

Rio Tinto total refined production		100.7	98.7	89.0	78.3	82.8	202.3	161.1

DIAMONDS

Production (‘000 carats)
Argyle	100%	4,414	4,865	5,995	2,172	2,992	7,884	5,164
Diavik	60%	1,975	1,874	1,766	1,071	1,513	3,526	2,584
Murowa	78%	24	31	46	52	52	36	105

Rio Tinto total diamond production		6,413	6,770	7,807	3,296	4,557	11,446	7,853

GOLD

Mine production (‘000 ounces) **
Barneys Canyon	100%	3	3	2	2	1	5	3
Bingham Canyon	100%	117	86	88	67	91	223	158
Escondida	30%	14	14	14	12	11	28	23
Grasberg — Joint Venture (h)	40%	97	149	103	0	0	171	0
Northparkes	80%	17	12	13	8	6	38	14
Rawhide	51%	3	2	2	2	2	6	4
Others	—	3	3	3	2	2	5	5

Rio Tinto total mine production		255	269	225	93	114	476	207

Refined production (‘000 ounces)
Kennecott Utah Copper	100%	147	128	133	81	73	262	154

Continues	Page 15 of 29

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2007	2007	2007	2008	2008	2007	2008

IRON ORE & IRON

Production (‘000 tonnes) **
Corumbá	100%	424	528	365	508	519	885	1,027
Hamersley — six wholly owned mines	100%	24,617	23,990	25,799	23,731	26,113	44,777	49,844
Hamersley — Channar	60%	1,743	1,554	1,448	1,484	1,686	3,328	3,171
Hamersley – Eastern Range	(i)	1,670	1,562	1,535	1,801	2,195	3,836	3,996
Hope Downs(j)	50%			32	538	1,732	0	2,270
Iron Ore Company of Canada	59%	1,730	2,376	2,248	2,119	2,402	3,144	4,521
RobeRiver	53%	6,932	6,381	7,529	7,189	7,212	13,392	14,401

Rio Tinto total mine production		37,117	36,390	38,956	37,371	41,860	69,361	79,231

Pig iron production (‘000 tonnes)
HIsmelt®	60%	0	29	27	11	41	13	52

MOLYBDENUM

Mine production (‘000 tonnes)
BinghamCanyon	100%	3.8	3.5	3.0	3.4	2.2	8.5	5.7

SALT

Production (‘000 tonnes)
Rio Tinto Minerals – salt (k)	68%	958	1,480	1,686	1,257	1,276	2,075	2,534

SILVER

Mine production (‘000 ounces) **
Bingham Canyon	100%	981	757	892	616	855	1,838	1,470
Escondida	30%	592	670	536	494	507	1,155	1,001
Grasberg — Joint Venture (h)	40%	114	210	154	0	0	114	0
Others	—	166	127	121	74	115	353	189

Rio Tinto total mine production		1,853	1,765	1,703	1,184	1,477	3,459	2,661

Refined production (‘000 ounces)
Kennecott Utah Copper	100%	1,014	1,164	1,317	929	903	1,884	1,831

TALC

Production (‘000 tonnes)
Rio Tinto Minerals — talc	100%	326	318	284	342	337	679	679

TITANIUM DIOXIDE FEEDSTOCK

Production (‘000 tonnes)
Rio Tinto Iron & Titanium	100%	367	356	384	356	405	718	761

Continues	Page 16 of 29

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2007	2007	2007	2008	2008	2007	2008

URANIUM

Production (‘000 lbs U3O8)
Energy Resources of Australia	68%	2,236	1,980	2,288	2,011	1,643	3,743	3,654
Rössing	69%	971	1,126	1,216	1,335	1,505	2,263	2,841

Rio Tinto total uranium production		3,207	3,105	3,504	3,346	3,149	6,006	6,495

**	Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined on-site, except for the data for iron ore which represent production of saleable quantities of ore plus pellets.
Production data notes
(a)	Rio Tinto acquired the operating assets of Alcan with effect from 24 October 2007; production is shown as from that date. The Rio Tinto assets and the Alcan assets have been combined under the Rio Tinto Alcan name.

(b)	Rio Tinto held a 38.6% share in QAL until 24 October 2007; this increased to 80.0% following the Alcan acquisition

(c)	Following a review of the basis for reporting aluminium smelter production tonnes, the data reported now reflects hot metal production rather than saleable product tonnes.

(d)	Rio Tinto Alcan has an 80% interest in the Awaso mine but purchases the additional 20% of production

(e)	Rio Tinto has a 22.9% shareholding in the Sangaredi mine but receives 45% of production under the partnership agreement.

(f)	Includes beneficiated and calcined bauxite production.

(g)	In view of Rio Tinto Energy America’s responsibilities under a management agreement for the operation of the Colowyo mine, all of Colowyo’s output is included in Rio Tinto’s share of production.

(h)	Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. Rio Tinto’s share of production reflects actual production for the first half of 2008.

(i)	Rio Tinto’s share of production includes 100% of the production from the Eastern Range mine. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture.

(j)	Hope Downs started production in the fourth quarter of 2007

(k)	Rio Tinto increased its shareholding in Rio Tinto Minerals — salt to 68.4% at the beginning of July 2007.
The Rio Tinto percentage interest shown above is at 30 June 2008.
Where Rio Tinto’s beneficial interest in an operation has changed, as footnoted above, the share of production has been calculated using the weighted average interest over the relevant periods.
Where Rio Tinto has wholly divested an operation, no data is included in the Share of Production tables.

Continues	Page 17 of 29
Rio Tinto operational data

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2007	2007	2007	2008	2008	2007	2008

ALUMINIUM

Rio Tinto Alcan (a)

Bauxite Mines
Bauxite production (‘000 tonnes)
Australia
Gove mine -Northern Territory (a)	100.0%	—	—	985	1,327	1,529	—	2,856
Weipa mine — Queensland (b)	100.0%	4,278	4,676	4,984	5,005	4,881	8,550	9,886
Brazil
Porto Trombetas (MRN) mine (a)	12.0%	—	—	3,392	4,093	4,314	—	8,407
Ghana
Awaso mine (a) (c)	80.0%	—	—	216	205	160	—	365
Guinea
Sangaredi mine (a) (d)	22.9%	—	—	2,774	3,934	3,357	—	7,291

Rio Tinto Alcan share of bauxite shipments
Share of bauxite shipments (‘000 tonnes)		4,157	4,774	6,682	8,171	8,515	8,421	16,686

Smelter-Grade Alumina Refineries
Alumina production (‘000 tonnes)
Australia
Gove refinery — Northern Territory (a)	100.0%	—	—	405	554	589	—	1,143
Queensland Alumina Refinery -	80.0%	938	977	956	945	967	1,882	1,911
Queensland (a) (e)
Yarwun refinery — Queensland	100.0%	323	301	339	348	327	619	675
Brazil
Sao Luis (Alumar) refinery (a)	10.0%	—	—	288	379	387	—	766
Canada
Jonquiere refinery — Quebec (a)	100.0%	—	—	252	327	327	—	655
France
Gardanne refinery (a)	100.0%	—	—	21	21	5	—	26
Rio Tinto percentage interest shown above is at 30 June 2008. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 18 of 29

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2007	2007	2007	2008	2008	2007	2008

Specialty Alumina Plants
Speciality alumina production (‘000 tonnes)
Canada
Brockville plant — Quebec (a)	100.0%	—	—	3	4	4	—	9
Jonquiere plant — Quebec (a)	100.0%	—	—	22	31	32	—	63
France
Beyrede plant (a)	100.0%	—	—	6	7	7	—	14
Gardanne plant (a)	100.0%	—	—	102	116	149	—	265
La Bathie plant (a)	100.0%	—	—	5	9	8	—	17
Germany
Teutschenthal plant (a)	100.0%	—	—	6	8	5	—	14

(a)	Rio Tinto acquired the operating assets of Alcan with effect from 24 October 2007; production is shown as from that date. The Rio Tinto assets and the Alcan assets have been combined under the Rio Tinto Alcan name.

(b)	For Weipa, beneficiated and calcined production, previously shown separately, are now shown on one row

(c)	Rio Tinto Alcan has an 80% interest in the Awaso mine but purchases the additional 20% of production

(d)	Rio Tinto has a 22.9% shareholding in the Sangaredi mine but receives 45% of production under the partnership agreement.

(e)	Rio Tinto held a 38.6% share in QAL until 24 October 2007; this increased to 80.0% following the Alcan acquisition
Rio Tinto percentage interest shown above is at 30 June 2008. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 19 of 29

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2007	2007	2007	2008	2008	2007	2008

Aluminium Smelters (a)
Primary aluminium production (‘000 tonnes)
Australia
Bell Bay smelter — Tasmania	100.0%	44	45	45	44	45	88	89
Boyne Island smelter — Queensland	59.4%	137	137	139	138	138	272	276
Tomago smelter — New South Wales (b)	51.6%	—	—	97	127	131	—	258
Cameroon
Alucam (Edea) smelter (b)	46.7%	—	—	19	20	21	—	42
Canada
Alma smelter — Quebec (b)	100.0%	—	—	80	107	104	—	211
Alouette (Sept-Iles) smelter — Quebec (b)	40.0%	—	—	109	142	142	—	284
Arvida smelter — Quebec (b)	100.0%	—	—	32	42	43	—	85
Beauharnois, smelter — Quebec (b)	100.0%	—	—	10	13	12	—	25
Becancour smelter — Quebec (b)	25.1%	—	—	80	101	103	—	204
Grande-Baie smelter — Quebec (b)	100.0%	—	—	40	52	53	—	105
Kitimat smelter — British Colombia (b)	100.0%	—	—	47	63	61	—	124
Laterriere smelter — Quebec (b)	100.0%	—	—	44	58	58	—	116
Shawinigan smelter — Quebec (b)	100.0%	—	—	18	25	25	—	49
China
Ningxia (Qingtongxia) smelter (b)	50.0%	—	—	31	41	40	—	81
France
Dunkerque smelter (b)	100.0%	—	—	49	62	65	—	127
Lannemezan smelter (b) (c)	100.0%	—	—	5	5	—	—	5
St-Jean-de Maurienne smelter (b)	100.0%	—	—	25	34	33	—	67
Iceland
ISAL (Reykjavik) smelter (b)	100.0%	—	—	35	46	46	—	93
New Zealand
Tiwai Point smelter	79.4%	87	89	89	87	82	174	169
Norway
SORAL (Husnes) smelter (b)	50.0%	—	—	32	43	42	—	85
United Kingdom
Anglesey Aluminium smelter	51.0%	37	37	37	37	32	73	69
Lochaber smelter (b)	100.0%	—	—	8	11	11	—	22
Lynemouth smelter (b)	100.0%	—	—	33	44	44	—	89
Rio Tinto percentage interest shown above is at 30 June 2008. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 20 of 29

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2007	2007	2007	2008	2008	2007	2008

USA
Sebree smelter — Kentucky (b)	100.0%	—	—	37	49	49	—	98
Rio Tinto Alcan share of metal sales
Share of primary aluminium sales (‘000 tonnes)		226	211	1,031	1,287	1,348	421	2,634

(a)	Following a review of the basis for reporting aluminium smelter production tonnes, the data reported now reflects hot metal production rather than saleable product tonnes.

(b)	Rio Tinto acquired the operating assets of Alcan with effect from 24 October 2007; production is shown as from that date. The Rio Tinto assets and the Alcan assets have been combined under the Rio Tinto Alcan name.

(c)	The Lannemezan smelter closed in 1Q 2008
BORATES

Rio Tinto Minerals — borates	100.0%
California, US and Argentina
Borates (‘000 tonnes) (a)		145	134	151	153	171	274	324

(a)	Production is expressed as B2O3 content.
COAL

Rio Tinto Coal Australia
Bengalla mine	30.3%
New South Wales, Australia
Thermal coal production (‘000 tonnes)		1,070	1,394	1,376	1,053	1,607	2,385	2,659
Blair Athol Coal mine	71.2%
Queensland, Australia
Thermal coal production (‘000 tonnes)		2,218	1,929	1,436	2,538	2,413	4,559	4,951
Hail Creek Coal mine	82.0%
Queensland, Australia
Hard coking coal production (‘000 tonnes)		1,259	1,054	1,329	808	1,743	2,629	2,551
Hunter Valley Operations	75.7%
New South Wales, Australia
Thermal coal production (‘000 tonnes)		2,020	1,883	2,046	2,143	1,830	4,336	3,972
Semi-soft coking coal production (‘000 tonnes)		381	460	657	683	1,078	713	1,760
Kestrel Coal mine	80.0%
Queensland, Australia
Thermal coal production (‘000 tonnes)		339	326	181	138	247	528	385
Hard coking coal production (‘000 tonnes)		751	875	567	475	762	1,143	1,237
Rio Tinto percentage interest shown above is at 30 June 2008. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 21 of 29

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2007	2007	2007	2008	2008	2007	2008

Mount Thorley Operations	60.6%
New South Wales, Australia
Thermal coal production (‘000 tonnes)		280	261	731	382	428	937	809
Semi-soft coking coal production (‘000 tonnes)		137	393	302	332	41	300	373
Tarong Coal mine (a)	0.0%
Queensland, Australia
Thermal coal production (‘000 tonnes)		1,021	872	881	262	—	2,757	262
Warkworth mine	42.1%
New South Wales, Australia
Thermal coal production (‘000 tonnes)		1,172	1,663	1,197	1,522	1,507	2,515	3,030
Semi-soft coking coal production (‘000 tonnes)		216	133	0	1	46	267	46

Total hard coking coal production (‘000 tonnes)		2,010	1,929	1,896	1,284	2,504	3,773	3,788

Total hard coking coal sales (‘000 tonnes)		1,605	1,580	1,962	1,245	2,133	3,381	3,378

Total other coal production (‘000 tonnes) (b)		8,854	9,314	8,808	9,052	9,196	19,297	18,248

Total other coal sales (‘000 tonnes) (c) (d)		9,762	9,322	9,892	9,459	8,888	20,889	18,347

Total coal production (‘000 tonnes)		10,864	11,243	10,704	10,336	11,700	23,070	22,036

Total coal sales (‘000 tonnes)		11,368	10,902	11,854	10,703	11,021	24,271	21,725

Rio Tinto Coal Australia share

Share of hard coking coal sales (‘000 tonnes)		1,306	1,285	1,600	1,015	1,740	2,753	2,755

Share of other coal sales (‘000 tonnes) (c) (d)		6,453	5,937	6,285	5,994	5,459	13,976	11,453

(a)	Rio Tinto sold its 100% share in Tarong with an effective date of 31 January 2008 and production data are shown up to that date.

(b)	Other coal production includes thermal coal and semi-soft coking coal.

(c)	Other coal sales includes thermal coal, semi-soft coking coal and semi-hard coking coal (a mixture of thermal coal and coking coal).

(d)	Sales relate only to coal mined by the operations and exclude traded coal.
Rio Tinto percentage interest shown above is at 30 June 2008. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 22 of 29

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2007	2007	2007	2008	2008	2007	2008

Rio Tinto Energy America
Antelope mine	100.0%
Wyoming, US
Thermal coal production (‘000 tonnes)		7,682	7,601	8,292	7,958	7,951	15,374	15,909
Colowyo mine	(a )
Colorado, US
Thermal coal production (‘000 tonnes)		1,342	1,280	1,232	1,001	1,045	2,566	2,045
Cordero Rojo mine	100.0%
Wyoming, US
Thermal coal production (‘000 tonnes)		9,034	8,622	9,996	9,200	8,077	18,094	17,276
Decker mine	50.0%
Montana, US
Thermal coal production (‘000 tonnes)		1,568	1,666	1,618	1,480	1,530	3,056	3,010
Jacobs Ranch mine	100.0%
Wyoming, US
Thermal coal production (‘000 tonnes)		8,478	8,750	8,801	7,904	9,255	17,015	17,159
Spring Creek mine	100.0%
Montana, US
Thermal coal production (‘000 tonnes)		2,999	3,938	4,254	3,829	3,855	6,099	7,684

Total coal production (‘000 tonnes)		31,103	31,857	34,192	31,372	31,711	62,204	63,083
Total coal sales (‘000 tonnes)		31,103	32,165	33,891	31,393	31,301	62,204	62,694

(a)	In view of Rio Tinto Energy America’s responsibilities under a management agreement for the operation of the Colowyo mine, all of Colowyo’s output is included in Rio Tinto’s share of production.
Rio Tinto percentage interest shown above is at 30 June 2008. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 23 of 29

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2007	2007	2007	2008	2008	2007	2008

COPPER & GOLD

Escondida	30.0%
Chile
Sulphide ore to concentrator (‘000 tonnes)		23,064	22,406	21,777	22,029	24,491	46,514	46,520
Average copper grade (%)		1.58	1.63	1.72	1.56	1.55	1.60	1.56
Mill production (metals in concentrates):
Contained copper (‘000 tonnes)		305.6	305.2	316.8	284.7	312.7	624.7	597.5
Contained gold (‘000 ounces)		48	48	45	39	38	93	77
Contained silver (‘000 ounces)		1,973	2,234	1,786	1,647	1,691	3,850	3,338
Ore to leach (‘000 tonnes)		8,435	7,329	3,723	19,156	28,570	23,944	47,726
Average copper grade (%)		0.53	0.44	0.78	0.55	0.40	0.41	0.46
Contained copper in leachate/mined material (‘000 tonnes)		45	32	29	106	114	98	220
Refined production from leach plants:
Copper cathode production (‘000 tonnes)		66	54	53	52	70	132	123

Freeport-McMoRan Copper & Gold	0.0% (40.0% of the expansion)
Grasberg mine (a)
Papua, Indonesia
Ore treated (‘000 tonnes)		19,568	18,267	19,195	16,363	16,546	40,131	32,909
Average mill head grades:
Copper (%		0.82	0.58	0.65	0.70	0.81	1.02	0.75
Gold (g/t)		1.63	0.70	0.52	0.61	0.52	1.82	0.57
Silver (g/t)		3.56	2.91	2.77	3.28	2.55	4.17	2.91
Production of metals in concentrates:
Copper in concentrates (‘000 tonnes)		145.9	90.8	107.1	100.8	115.6	371.5	216.4
Gold in concentrates (‘000 ounces)		916	336	254	253	212	2,098	465
Silver in concentrates (‘000 ounces)		1,397	693	875	979	759	3,670	1,738

(a)	Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. The 2Q 2008 results are not actuals but are forecasts from FCX’s most recent five-year plan and the 1H 2008 results include the 1Q 2008 actuals and 2Q 2008 forecasts. FCX is not releasing its actual 100% operating data for 2Q 2008 until the release of its 2008 second-quarter and six-month results on July 22 2008.

(b)	Net of smelter deductions.
Rio Tinto percentage interest shown above is at 30 June 2008. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 24 of 29

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2007	2007	2007	2008	2008	2007	2008

Kennecott Minerals Company
Cortez/Pipeline mine (a)	0.0%
Nevada, US
Ore treated
Milled (‘000 tonnes)		697	914	648	491	—	1,461	491
Leached (‘000 tonnes)		5,956	4,775	8,510	1,839	—	16,963	1,839
Sold for roasting (‘000 tonnes)		—	—	—	—	—	—	-
Average ore grade: gold
Milled (g/t)		2.80	2.83	4.18	3.40	—	2.64	3.40
Leached (g/t)		0.51	0.50	0.50	0.50	—	0.51	0.50
Sold for roasting (g/t)		—	—	—	—	—	—	-
Gold produced (‘000 ounces)		154	134	138	72	—	267	72
Greens Creek mine (a)	0.0%
Alaska, US
Ore treated (‘000 tonnes)		148	178	172	153	18	314	171
Average ore grades:
Gold (g/t)		4.57	4.85	4.86	5.20	4.38	4.50	5.11
Silver (g/t)		624	533	416	465	374	591	456
Zinc (%)		9.1	9.6	10.3	10.3	10.2	9.3	10.3
Lead (%)		3.8	3.7	3.5	3.7	3.7	3.7	3.7
Metals produced in concentrates:
Gold (‘000 ounces)		15	19	18	16	1	31	18
Silver (‘000 ounces)		2,316	2,287	1,672	1,668	147	4,687	1,815
Zinc (‘000 tonnes)		10.6	13.7	13.9	12.3	1.6	23.2	13.9
Lead (‘000 tonnes)		3.9	4.6	4.3	4.0	0.6	8.1	4.6
Rawhide mine (b)	51.0%
Nevada, US
Metals produced in doré:
Gold (‘000 ounces)		6	4	4	3	4	12	8
Silver (‘000 ounces)		54	34	21	26	36	105	62

(a)	On 5 March 2008 (effective end of February) Rio Tinto completed the sale of its interest in the Cortez joint venture to its partner and on 16 April 2008 Rio Tinto completed the sale of its interest in the Greens Creek joint venture to its partner. Production data for these mines are shown up to those dates.

(b)	Mining operations were completed in October 2002 and processing of stockpiled ores was completed in May 2003. Residual gold and silver production continues from the leach pads.
Rio Tinto percentage interest shown above is at 30 June 2008. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 25 of 29

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2007	2007	2007	2008	2008	2007	2008

Kennecott Utah Copper
Barneys Canyon mine (a)	100.0%
Utah, US
Gold produced (‘000 ounces)		3	3	2	2	1	5	3
Bingham Canyon mine	100.0%
Utah, US
Ore treated (‘000 tonnes)		12,499	10,988	12,116	10,867	12,918	24,421	23,785
Average ore grade:
Copper (%)		0.53	0.52	0.51	0.49	0.57	0.54	0.53
Gold (g/t)		0.42	0.36	0.31	0.30	0.34	0.43	0.32
Silver (g/t)		3.07	2.87	2.93	2.43	2.94	3.10	2.71
Molybdenum (%)		0.050	0.050	0.043	0.050	0.045	0.053	0.047
Copper concentrates produced (‘000 tonnes)		234	222	230	193	225	437	418
Average concentrate grade (% Cu)		23.6	22.2	23.0	23.0	26.6	25.1	25.0
Production of metals in copper concentrates:
Copper (‘000 tonnes) (b)		55.6	49.5	53.0	44.7	60.2	109.7	104.9
Gold (‘000 ounces)		117	86	88	67	91	223	158
Silver (‘000 ounces)		981	757	892	616	855	1,838	1,470
Molybdenum concentrates produced (‘000 tonnes):		6.7	6.2	5.4	6.2	4.0	15.0	10.3
Molybdenum in concentrates (‘000 tonnes)		3.8	3.5	3.0	3.4	2.2	8.5	5.7
Kennecott smelter & refinery	100.0%
Copper concentrates smelted (‘000 tonnes)		297	263	272	237	208	569	445
Copper anodes produced (‘000 tonnes) (c)		73.7	61.8	56.7	49.7	47.9	142.7	97.6
Production of refined metal:
Copper (‘000 tonnes)		67.9	68.7	59.3	52.1	49.3	137.6	101.4
Gold (‘000 ounces) (d)		147	128	133	81	73	262	154
Silver (‘000 ounces) (d)		1,014	1,164	1,317	929	903	1,884	1,831

(a)	Mining operations ceased in the first quarter of 2002. Gold continues to be recovered from leach pads

(b)	Includes a small amount of copper in precipitates.

(c)	New metal excluding recycled material.

(d)	Includes gold and silver in intermediate products.
Rio Tinto percentage interest shown above is at 30 June 2008. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 26 of 29

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2007	2007	2007	2008	2008	2007	2008

Northparkes Joint Venture	80.0%
New South Wales, Australia
Ore treated (‘000 tonnes)		1,363	1,264	1,304	1,234	1,330	2,730	2,564
Average ore grades:
Copper (%)		1.01	0.65	0.59	0.49	0.49	1.20	0.49
Gold (g/t)		0.67	0.50	0.51	0.35	0.25	0.73	0.30
Copper concentrates produced (‘000 tonnes)		32.4	21.4	19.6	16.1	18.4	74.6	34.5
Contained copper in concentrates:
Saleable production (‘000 tonnes)		12.4	7.0	6.6	5.1	5.5	29.5	10.7
Sales (‘000 tonnes) (a)		13.6	9.5	8.2	2.7	3.3	29.9	6.0
Contained gold in concentrates:
Saleable production (‘000 ounces)		21.8	15.1	16.3	10.0	7.7	47.4	17.7
Sales (‘000 ounces) (a)		16.2	23.3	16.7	6.0	8.5	35.3	14.5

(a) Rio Tinto’s 80% share of material from the Joint Venture.

Palabora	57.7%
Palabora mine
South Africa
Ore treated (‘000 tonnes)		3,025	3,046	3,958	3,181	3,027	5,910	6,208
Average ore grade: copper (%)		0.70	0.68	0.69	0.71	0.71	0.71	0.71
Copper concentrates produced (‘000 tonnes)		56.0	48.6	52.5	73.9	89.4	138.1	163.3
Average concentrate grade: copper (%)		31.5	31.0	30.7	29.9	29.2	29.1	29.5
Copper in concentrates (‘000 tonnes)		17.6	15.0	16.1	22.1	26.1	40.2	48.2
Palabora smelter/refinery
New concentrate smelted on site (‘000 tonnes)		74.2	73.9	74.1	66.4	72.3	147.8	138.8
New copper anodes produced (‘000 tonnes)		22.9	24.0	22.7	18.1	22.3	44.0	40.4
Refined new copper produced (‘000 tonnes)		22.9	24.0	24.0	18.3	21.6	43.7	39.8
By-products:
Magnetite concentrate (‘000 tonnes)		321	361	363	446	475	582	921
Nickel contained in products (tonnes) (a)		12	43	45	42	26	17	68
Vermiculite plant
Vermiculite produced (‘000 tonnes)		50	50	50	50	50	100	100

(a) Nickel production is now reported as contained nickel in product.
Rio Tinto percentage interest shown above is at 30 June 2008. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 27 of 29

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2007	2007	2007	2008	2008	2007	2008

DIAMONDS

Argyle Diamonds	100.0%
Western Australia
AK1 ore processed (‘000 tonnes)		2,178	2,362	1,917	1,549	1,794	4,346	3,343
AK1 diamonds produced (‘000 carats)	4,414		4,865	5,995	2,172	2,992	7,884	5,164
Diavik Diamonds	60.0%
Northwest Territories, Canada
Ore processed (‘000 tonnes)		643	656	581	437	716	1,163	1,153
Diamonds recovered (‘000 carats)	3,291		3,123	2,944	1,785	2,522	5,876	4,307
Murowa Diamonds	77.8%
Zimbabwe
Ore processed (‘000 tonnes)		46	55	72	88	92	77	180
Diamonds recovered (‘000 carats)		31	40	59	67	67	46	135
IRON ORE & IRON

Rio Tinto Iron Ore
Pilbara Operations
Western Australia
Saleable iron ore production (‘000 tonnes):
Hamersley — Paraburdoo, Mount Tom	100.0%	24,617	23,990	25,799	23,731	26,113	44,777	49,844
Price, Marandoo, Yandicoogina, Brockman and Nammuldi
Hamersley — Channar	60.0%	2,905	2,589	2,413	2,474	2,810	5,546	5,284
Hamersley — Eastern Range	(a)	1,670	1,562	1,535	1,801	2,195	3,836	3,996
Hope Downs (b)	50.0%	—	—	64	1,076	3,465	0	4,541
Robe River — Pannawonica	53.0%	6,901	5,608	6,812	6,811	6,680	13,069	13,491
Robe River — West Angelas	53.0%	6,178	6,432	7,393	6,753	6,928	12,198	13,682

Total production (‘000 tonnes)		42,271	40,180	44,016	42,646	48,191	79,427	90,838

Total sales (‘000 tonnes)(c)		41,340	40,444	44,465	42,691	46,425	76,191	89,116

(a)	Rio Tinto owns 54% of the Eastern Range mine. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto’s share of production.

(b)	Hope Downs started production in the fourth quarter of 2007

(c)	Sales represent iron ore exported from Western Australian ports.
Rio Tinto percentage interest shown above is at 30 June 2008. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 28 of 29

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2007	2007	2007	2008	2008	2007	2008

Iron Ore Company of Canada	58.7%
Newfoundland & Labrador and Quebec in Canada
Saleable iron ore production:
Concentrates (‘000 tonnes)		613	723	505	360	939	695	1,299
Pellets (‘000 tonnes)		2,334	3,323	3,324	3,249	3,151	4,659	6,400
Sales:
Concentrate (‘000 tonnes)		296	820	855	262	563	732	825
Pellets (‘000 tonnes)		2,727	3,327	3,146	2,547	4,018	4,518	6,565
Rio Tinto Brasil
Corumbá mine	100.0%
Mato Grosso do Sul, Brazil
Saleable iron ore production (‘000 tonnes) (a)		424	528	365	508	519	885	1,027
Sales (‘000 tonnes)		245	401	112	369	462	593	832

(a) Production includes by-product fines.

HIsmelt®	60.0%

Western Australia
Pig iron production (‘000 tonnes)		0	49	45	18	69	21	87

SALT

Rio Tinto Minerals — salt (a)	68.4%
Western Australia
Salt production (‘000 tonnes)		1,476	2,165	2,467	1,840	1,867	3,195	3,707

(a) Rio Tinto increased its shareholding in Rio Tinto Minerals — salt to 68.4% at the beginning of July 2007.

TALC

Rio Tinto Minerals — talc	100.0%
Australia, Europe, and North America
Talc production (‘000 tonnes)		326	318	284	342	337	679	679

TITANIUM DIOXIDE FEEDSTOCK

Rio Tinto Iron & Titanium	100.0%
Canada and South Africa (Rio Tinto share)
Titanium dioxide feedstock production (‘000 tonnes)		367	356	384	356	405	718	761
Rio Tinto percentage interest shown above is at 30 June 2008. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 29 of 29

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2007	2007	2007	2008	2008	2007	2008

URANIUM

Energy Resources of Australia Ltd
Ranger mine	68.4%
Northern Territory, Australia Production (‘000 lbs U3O8)		3,269	2,895	3,346	2,940	2,403	5,473	5,343
Rössing Uranium Ltd	68.6%
Namibia Production (‘000 lbs U3O8)		1,417	1,641	1,773	1,947	2,195	3,300	4,142
Rio Tinto percentage interest shown above is at 30 June 2008. The data represent full production and sales on a 100% basis unless otherwise stated.